August 2007	Preliminary Terms No. 343
Registration Statement No. 333-131266
Dated July 23, 2007
Filed pursuant to Rule 433

Senior Floating Rate Notes due 2017 Global Medium Term Notes, Series F CMS Linked Accrual Notes
For the period from and including the original issue date to but excluding the maturity date, interest on the notes, if any, will be payable quarterly at a variable rate equal to (a) 8.00% per annum times (b) a fraction, the numerator of which is the number of calendar days in the interest payment period on which 30 year CMS less 10 year CMS is equal to or greater than zero and the denominator of which is the total number of calendar days in the interest payment period. We have the right to redeem the notes on any interest payment date, beginning August 14, 2009.
We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Stated principal amount:	$1,000
Issue price:	$1,000
Pricing date:	August , 2007
Original issue date:	August 14, 2007
Interest accrual date:	August 14, 2007
Maturity date:	August 14, 2017
Interest rate:
For the period from and including the original issue date to but excluding the maturity date, the interest rate shall be determined as follows: (x) 8.00% per annum times (y) N/ACT (calculated on an actual/actual day count basis); where
N = the total number of calendar days in the applicable interest payment period on which 30 year CMS less10 year CMS is equal to or greater than zero (“accrual days”); and
ACT = the total number of calendar days in the applicable interest payment period.

Interest payment period:	Quarterly
Interest payment dates:
Each February 14, May 14, August 14 and November 14, beginning November 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	Actual/Actual
Redemption percentage at maturity / redemption date:	100%
Redemption:
Beginning August 14, 2009, we have the right to redeem all of these notes on any interest payment date and pay to you 100% of the par value of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to call the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.

Redemption dates:	August 14, 2009 and on each interest payment date thereafter.
Specified currency:	U.S. dollars
Trustee:	The Bank of New York
Calculation agent:	Morgan Stanley Capital Services Inc.
Denominations:	$1,000 / $1,000
CUSIP:	61745EUR0
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated
Agent’s commissions/issue price:		Price to Public	Agent’s Commissions	Proceeds to Company
	Per Note	%	%	%
	Total	$	$	$
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free (866) 477-4776.

You may access these documents on the SEC web site at www.sec.gov as follows:
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2017
CMS Linked Accrual Notes

Additional Provisions

30 Year CMS

The 30-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time; provided that for the determination of 30 year CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case 30 year CMS shall be the 30 year CMS on the immediately preceding U.S. government securities business day; provided further that the 30 year CMS for any day from and including the fifth U.S. government securities business day prior to the related interest payment date for any interest payment period shall be the 30 year CMS as in effect on such fifth U.S. government securities business day prior to such interest payment date.

10 Year CMS

The 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time; provided that for the determination of 10 year CMS on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case 10 year CMS shall be the 10 year CMS on the immediately preceding U.S. government securities business day; provided further that the 10 year CMS for any day from and including the fifth U.S. government securities business day prior to the related interest payment date for any interest payment period shall be the 10 year CMS as in effect on such fifth U.S. government securities business day prior to such interest payment date.

CMS Rates

If on any day the 30 year CMS or 10 year CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

August 2007	Page 2

Senior Floating Rate Notes due 2017
CMS Linked Accrual Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

■
If 10 year CMS is greater than 30 year CMS during any interest payment period, so that there are no accrual days within that interest payment period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.  It is also possible that 10 year CMS will be greater than 30 year CMS for so many days during any quarterly interest payment period that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero.  To the extent that 10 year CMS remains greater than 30 year CMS, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.  The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

■
30 year CMS and 10 year CMS for the last five U.S. government securities business days of an interest payment period will be the 30 year CMS or 10 year CMS, as applicable, on the fifth U.S. government securities business day prior to the related interest payment date.  Because 30 year CMS and 10 year CMS for the last five U.S. government securities business days of an interest payment period will be the 30 year CMS or 10 year CMS, as applicable, on the fifth U.S. government securities business day prior to the related interest payment date, if 10 year CMS is greater than 30 year CMS on such fifth U.S. government securities business day, you will not receive any interest in respect of those five days even if 10 year CMS as actually calculated on any of those days were less than, or equal to, 30 year CMS on the relevant day.

■
The notes will not be listed.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

■
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

August 2007	Page 3

Senior Floating Rate Notes due 2017
CMS Linked Accrual Notes

Historical Information

The following graphs set forth 30 year CMS, 10 year CMS and 30 year CMS less 10 year CMS, each for the period from January 1, 1997 to July 20, 2007.  The historical performance of 30 year CMS and 10 year CMS should not be taken as an indication of their future performance.  We cannot give you any assurance that 30 year CMS less 10 year CMS will be equal to or greater than zero on any day of any interest payment period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

August 2007	Page 4

Senior Floating Rate Notes due 2017
CMS Linked Accrual Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on August 14, 2007, which will be the            scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

August 2007	Page 5